UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2023

Joshua Goldstein
General Counsel and Secretary
Masterworks Vault 10, LLC
225 Liberty Street, 29th Floor
New York, New York 10281

Re: Masterworks Vault 10, LLC
Offering Statement on Form 1-A
Filed August 23, 2023
File No. 024-12323

Dear Joshua Goldstein:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Number of Shares Outstanding After the Offering, page 3

1. To the extent Masterworks entities will be issued Class A Shares in the Restructuring Transactions and this offering, please disclose the number of such shares and update the Series Offering Table accordingly.

Art Appraisals, page 20

2. Please include disclosure regarding the conflicts of interest presented by the appraisals conducted by Masterworks similar to the disclosure you included in the post-qualification amendment to Masterworks Vault 2, LLC filed on August 22, 2023.

General

3. We note your disclosure that the offering size equals the aggregate value of the Class A shares of the applicable Target Issuer initially sold in Regulation A transactions, and such amount excludes the Class A shares and other securities originally issued to Masterworks by the applicable Target Issuer in private transactions. Please explain why the shares issued to Masterworks are not included in the offering size when it appears the capitalization of each surviving series will be the same as each Target Issuer. In this regard, we note that Masterworks entities are stockholders of each Target Issuer.

4. Please disclose that the Restructuring Transactions will happen immediately after qualification, or otherwise in compliance with Rule 251(d)(3).

5. Please confirm that you intend to obtain new representations from investors in each Target Issuer that they are an "accredited investor" or "qualified purchaser."

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services